UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-35922

CUSIP NUMBER: 70532Y303

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PEDEVCO Corp.
Full Name of Registrant

N/A
Former Name if Applicable

575 N. Dairy Ashford, Suite 210
Address of Principal Executive Office (Street and Number)

Houston, Texas 77079
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Registrant filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) on November 15, 2021. The Form 10-Q was filed on a timely basis. The Form 10-Q as filed included all required information; however, due to a technical issue with the software of the Registrant’s Edgar service provider, Exhibits 31.1, 31.2, 31.2 and 32.2, which were executed by the Registrant, were inadvertently omitted from the EDGAR filing of the Form 10-Q. This omission was discovered after the filing, and upon such discovery, it was no longer possible to timely file, prior to the Form 10-Q filing deadline, an amendment to the Form 10-Q that included the exhibits referenced above. The Registrant plans to file an amended and corrected form of the Form 10-Q promptly after this filing.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Paul Pinkston	713	221-1768
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PEDEVCO Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2021	By	/s/ Simon Kukes
Chief Executive Officer